September 3, 2024

JW Roth
Chief Executive Officer
Notes Live, Inc.
1755 Telstar Drive
Suite 501
Colorado Springs, Colorado 80920

       Re: Notes Live, Inc.
           Registration Statement on Form S-1
           Filed August 6, 2024
           File No. 333-281271
Dear JW Roth:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 6, 2024
Cover Page

1. Disclose whether the initial public offering is contingent upon final approval of your listing on NYSE American LLC.
2. Revise to briefly acknowledge your multi-class capital structure on the cover pages of the initial public offering and resale prospectuses and to provide a more thorough description of your capital structure, including the different authorized classes of common stock, in the prospectus summary, risk factors, and capitalization sections. Address any disparate voting, conversion, and other material rights of the classes, and include risk factor disclosure that future issuances of Class A Common Stock, which we understand to have
       250 votes per share, may be dilutive to low-vote shareholders. With respect to the conversion features of your classes of common stock, describe the circumstances or events in which the conversion of high-vote or no-vote shares is mandatory or optional, and any resulting impact on low-vote shareholders.
 September 3, 2024
Page 2

3. We note your statement at page 27 that the holdings of your directors, officers, and principal shareholders will create "significant concentration of share ownership." Please briefly discuss such ownership concentration on the initial public offering and resale prospectus cover pages, identifying the applicable directors, officers, and principal shareholders here and in the related risk factor and quantifying the percentage of voting power they will control. State whether such persons may act in concert to control or significantly influence matters requiring shareholder approval. Include comparable disclosure in the prospectus summary.
Prospectus Summary, page 2

4. Please disclose in the prospectus summary that substantial doubt has been raised about your ability to continue as a going concern and discuss the accumulated deficit and net losses leading to such determination, as well as "Notes Live's management's plan" that you believe has alleviated such doubt. Acknowledge the anticipated operating loss for fiscal 2024 disclosed at page 12.
5. Please identify which "new restaurant concept" associated with your "first outdoor amphitheater" is expected to open in August 2024, or revise accordingly. In this regard, we note that the tabular disclosure of expected openings at page 42 shows that Roth's
       Seafood & Chophouse and Notes Hospitality Collection are "expected to open in early
       2025."
Risk Factors
General Risks Related to Notes Live, page 12

6. Please add a risk factor highlighting risks associated with Notes Live's use of a third party to operate Ford Amphitheater and expected use of third parties to operate certain other planned amphitheaters, such as sharing of profits, lack of control over restrictions on
       "owning, operating, or developing a competing venue within a defined radius," indemnification or liability provisions in the related operating agreement(s), and
       any other material risks.
Note Live's debt obligations may adversely affect cash flow and impose restrictions..., page 13

7. Please update this risk factor to disclose outstanding indebtedness as of a more recent date, as it appears that the outstanding debt figure as of March 31, 2024 does not reflect that the full amount of the $10 million convertible promissory note issued to KWO, LLC has been drawn, per disclosure at page 49.
The price and availability of food, ingredients, retail merchandise, transportation..., page 22

8. We note your disclosure here that you are subject to "the general risks of inflation," and at page 46 you primarily attribute higher food and beverage costs and labor costs in fiscal
       2023 to "increased raw ingredient and food costs due to inflation" and "inflationary pressures," respectively. You also state at page 48 that inflation "impacted our business throughout 2022 and 2023 and...has continued to impact our business during
       2024." Please update this risk factor if recent inflationary pressures have materially impacted your operations. Identify the types of inflationary pressures you are facing and how your business has been affected.
 September 3, 2024
Page 3

Risks Related to Ownership of Our Common Stock, page 28

9. Please add or supplement a risk factor to discuss potential impacts to purchasers in the offering of the additional dilution sources identified at pages 11 and 37 of the prospectus, such as the 1,000,000 shares of Class C Common Stock issuable upon conversion of a convertible promissory note, as amended to provide for the issuance of Class D Common
       Stock instead, and 3,936,583 shares of Class B Non-Voting Common Stock issuable upon exercise of warrants, which you disclose will be exchangeable for Class D Common
       Stock.
Future sales of substantial amounts of shares of our Class D Common Stock by existing shareholders..., page 30

10. Please expand this risk factor to reflect that this registration statement seeks to facilitate the resale of a substantial number of shares into the public market by the selling stockholders identified in the alternate resale prospectus and address any potential impacts to the market price of the Class D Common Stock. Disclose the percentage of the initial public offering shares that the resale shares constitute, and explain, if true, that some or all of the selling stockholders acquired their shares at and/or may exercise warrants to acquire shares at a lower price than the offering price of the Class D Common Stock sold in the IPO and thus may accept a lower price for the resale shares. Provide examples of the prices at which the selling stockholders acquired their shares and the exercise price of warrants.
Use of Proceeds, page 36

11. Please revise to more specifically identify the principal purposes for which the net proceeds of the offering are intended to be used and the approximate amount to be used for each such purpose. If some or all of the proceeds are to be used for one or more of the
       Sunset Amphitheater(s) or other ongoing restaurant/venue projects you describe elsewhere, as implied by the reference to "open[ing] new restaurants and music and entertainment venues in certain metropolitan areas," disclose as much and, if a material amount of other funds are necessary to complete such project(s), state the amount of such other funds and the sources thereof. Refer to Item 504 of Regulation
S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Venue Ownership, page 41

12. In the chart in this section, please distinguish "The Sunset OKC" from the other anticipated Sunset locations by indicating that you have not entered into a public-private partnership agreement or secured a location for such venue. Additionally, please clarify whether you have entered into definitive agreements with the city of El Paso, Texas regarding Sunset El Paso. You disclose at page 68 that the Purchase and Sale Agreement and Chapter 380 Agreement with El Paso were executed in June and July 2024, but the description under "Public-Private Partnership in El Paso, Texas" at page 78 states that the development agreement "will be negotiated in the next 60 days" and that the public-
       private partnership "will be established." Please revise for consistency and, if the related agreements have been entered into, file executed versions as exhibits to the registration statement.
 September 3, 2024
Page 4

Consolidated Results of Operations
Other Expense, page 47

13. Please revise to explain the decrease in other expense during 2023 compared to 2022.
Business
Notes Live's Venues
Music Venues - Bourbon Brothers Presents (Indoor Music Hall), page 62

14. We note your disclosure that, "Notes Live aims for the BBP CO venue to be rented for events up to 100 times per year," but it is unclear the extent to which the venue has met this stated goal. Please disclose how many events were held at BBP CO in 2022 and 2023, and the number of events held in 2024 to date. Provide similar information for BBP GA since it opened in June 2023.
Music Venues - The Sunset Amphitheater (Outdoor Amphitheater), page 63

15. For each of the Sunset amphitheater projects described in this section, please ensure that your disclosure is clear as to (i) whether Notes Live or a majority- or minority-owned subsidiary is or is expected to be the operative entity and hold the assets associated with the project, and (ii) whether Notes Live or a third party operates or will operate the venue.
       For example, the description of the Broken Arrow, Oklahoma project implies that subsidiary Sunset at Broken Arrow LLC will be the operative entity, while the description of the McKinney, Texas project mentions only Notes Live despite the existence of subsidiaries "Sunset at McKinney LLC" and "Sunset Operations at McKinney LLC," per
       page 71.
Notes Live's Subsidiaries and Properties, page 70

16. Please reconcile the percentage interests shown in the table in this section with the description of these entities in the notes to financials. For example, you indicate here and in Exhibit 21.1 that you have a 40% interest in Sunset Hospitality Collection LLC, but page F-8 states that you own 57% of such entity. There are also discrepancies for Sunset at Broken Arrow, LLC and Sunset at McKinney, LLC, among others. If appropriate to distinguish between current ownership and "projected ownership," revise to make this clear for investors.
Public-Private Partnership Obligations, page 73

17. Please provide through a clear method of presentation, such as tabular disclosure, the aggregate amount that Notes Live has committed to invest and/or pay as purchase price for land or other assets under the public-private partnership agreements and/or term sheets with Broken Arrow, Oklahoma, McKinney, Texas, and El Paso, Texas, as well as any associated deadlines for raising or paying such amount. For example, include the minimum capital investment amounts related to Sunset Broken Arrow and Sunset El Paso, as well as the McKinney Purchase Price.
 September 3, 2024
Page 5
Certain Relationships and Related-Party Transactions, page 95

18. Please expand this section to provide all of the disclosure required pursuant to Item 404 of
       Regulation S-K. In this regard, you indicate that this section discloses transactions since
       January 1, 2023, but you are required to provide information for the two fiscal years preceding your last fiscal year as well. Refer to Instruction 1 to Item 404.
Notes to the Condensed Consolidated Financial Statements
Note 9 - Equity
Stockholders' Equity, page F-20

19. Please revise to disclose all pertinent rights and privileges of Class D Voting Common
       Stock, including voting privileges and any rights and privileges materially different from other classes of stock. Refer to ASC 505-10-50-3.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Principles of Consolidation, page F-31

20. Please tell us, in sufficient detail, how you have complied with the disclosure requirements of ASC 810-10-50-3 and 5A (including significant judgments and assumptions made in consolidating VIEs, restrictions on assets, lack of creditor recourse, terms of arrangements that could require you to provide financial support to your VIEs among others), or revise your disclosure including your interim financial statements.
Note 9 - Equity, page F-41

21. Please revise the first sentence of the last paragraph of Note 9 on page F-42 to state that you effected a forward split of the Class C shares as well.
Selling Shareholders, page ALT-2

22. For each entity listed in this table, identify the natural person(s) with voting and/or dispositive control over the shares held by it. To the extent any such natural persons have had a position, office, or other material relationship with the registrant or any of its predecessors or affiliates within the past three years, disclose the natural of such relationship. Refer to Regulation S-K Compliance and Disclosure Interpretations Question
       140.02.
Note 11 - Warrants, page F-43

23. We note the weighted average grant date fair value for warrants granted of $4.42 and
       $1.87 in 2022 and 2023. Please provide us with your calculation of equity based compensation related to warrants for both periods presented and tell us how you derived the $1,256,243 unrecognized compensation cost related to non-vested warrants as of
       December 31, 2023. In addition, tell us how you derived the weighted average exercise price of $0.11 for the warrants outstanding at December 31, 2022.
Item 17. Undertakings, page II-4

24. Revise to include the undertakings that are applicable to the contemplated secondary offering, such as those in Item 512(a) of Regulation S-K.
 September 3, 2024
Page 6

Resale Prospectus Alternate Cover Page, page ALT

25. Your statement that, "No sales of the Resale Shares covered by this Resale Prospectus shall occur until the Class D Common Stock sold in our IPO begins trading on the NYSE
       American" is inconsistent with disclosure elsewhere throughout that the selling shareholders may sell their shares at a fixed price per share "until such time as our Class
       D Common Stock is listed on a national securities exchange." Please clarify whether the selling shareholders will be able to sell shares pursuant to the resale prospectus prior to the closing of the initial public offering and commencement of trading. If not, please revise throughout accordingly and remove your disclosure that the "two offerings [will take] place concurrently."
Exhibit 23.2

26. Please have your auditor revise their consent to match the audit report date for Note 13.
General

27. We note that you seek to register the resale of 38,869,067 shares of Class D Common
       Stock, and while the size of the initial public offering has not been added to the cover page of the primary offering prospectus, the alternate resale cover page states, "By separate prospectus...we have registered an aggregate of 1,000,000 shares..." As you are registering the resale of nearly all outstanding Class D shares, which potentially significantly outsizes the size of the initial public offering, please provide your analysis as to why the proposed resale transaction is appropriately characterized as a secondary offering, rather than a primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. Refer to Securities Act Rules Compliance and Disclosure Interpretations Question
       612.09. Address the following in your analysis:
           Disclose how long the resale shares have been held by the various selling shareholders and the transactions by which the selling shareholders came to acquire them. Explain whether all or nearly all of your current shareholders are being included in the resale offering, and if so, how this was decided upon.
           It is unclear whether any of the selling shareholders will be subject to lock-up agreements, as "lock-up and leak-out restrictions" are referenced throughout the prospectus but only leak-out arrangements are described (e.g., at pages 99 and 105).
           Clarify the lock-up and/or leak-out arrangements that will apply to the various selling shareholders, which we note includes your officers and directors. Specifically, explain what "10%" refers to in your description of the leak-out agreements as "restrict[ing]
           their ability to sell more than 10% annually over a three-year period," and explain whether and how these leak-out arrangements relate to the Form of Stock Conversion and Leak-Out Agreement filed as Exhibit 10.4 to the registration statement.
           Please explain how the relative sizes of the resale and primary offerings were or will be determined. If the size of the resale offering will be equal to or exceed the size of the primary offering, tell us why the underwriter believes it will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of shares that the selling shareholders could offer and sell into the market once trading commences.
 September 3, 2024
Page 7

28. We note that you are seeking to register the resale of "3,357,169 shares of Class D
       Common Stock issuable upon the exercise of certain warrants that were issued," but at page 11 you identify as an additional dilution source "3,936,583 shares of Class B Non-
       Voting Common Stock issuable upon the exercise of certain warrants that were issued by the Company (which the Company expects to permit the holders to exchange into an equal number of shares of Class D Common Stock)." Please clarify whether the warrants overlying the 3,357,169 resale shares are exercisable for shares of Class D Common
       Stock, Class B Non-Voting Common Stock, or some other class. If not exercisable for
       Class D Common Stock, explain how and pursuant to which exemption or registration statement the selling shareholders will come to hold Class D Common
Stock.
29. Please explain whether and how the presale of "firepit suites" at Ford Amphitheater and other of your planned outdoor amphitheaters that you disclose as a key financing strategy throughout the prospectus relates to equity ownership of Notes Live and/or its minority-
       owned subsidiaries. For example, indicate whether purchasers of firepit suites are also issued any equity securities, such as common stock or membership interests, and if not, explain why you associate the firepit suites with an investment in your company at certain places throughout the prospectus. For example, we note your disclosure at page 43 that you "anticipate raising cash needed through...private sales of membership interests in certain of our subsidiary entities (including interests in our firepit suites), and at page 67 you describe various "investment tiers" in The Sunset BA, whereby certain amounts are characterized as "investments" in return for ownership of firepit suites and tickets. Your website also identifies various "investment opportunities" involving purchase of firepit suites, tickets, parking, and other goods and services at the amphitheaters, some with forecasted "returns." Provide your analysis as to whether these are offerings of securities, addressing specifically how a purchaser would generate the targeted returns associated with certain investment opportunities.
30. Please provide us with a detailed analysis as to why Notes Live is not an investment company pursuant to the Investment Company Act of 1940, given its minority ownership interests in many of the entities that hold the property and/or assets of its business. In your response, please provide us with your analysis of the value of Notes Live's "investment securities," as defined in Section 3(a)(2) of the Investment Company Act of 1940, as a
       percentage of total assets on an unconsolidated basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 3, 2024
Page 8



       Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kelly Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services